P.E. 2/4/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATED February 4, 2002

1-14666

ISPAT INTERNATIONAL N.V.
(Exact name of registrant as specified in its Charter)

Rotterdam Building
Aert van Nesstraat 45
3012 CA Rotterdam
The Netherlands
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

CRGH

The consolidated financial statements of Ispat International N.V. ("Ispat" or "the Company") include amounts associated with various defined pension benefit plans provided by Ispat for its employees. In accordance with generally accepted accounting principles promulgated in the United States, the Company annually remeasures the components and amounts of pension expense, the fair value of assets of the pension plans, and the actuarial liability for the benefits to be provided to its employees. The Company utilizes independent, qualified actuarial professionals to perform the valuations on a consistent measurement date, generally at November 30 for its U.S. operating subsidiary and at December 31 for its Canadian operating subsidiary of each year. The measurement of the fair value of assets and the actuarial liability takes into consideration the actual results over the past year, including interest rates and changes in the market value of the assets invested.

As a result of the decline in interest rates and the decline in market value of the assets invested through November 30 for its U.S. operating subsidiary and at December 31 for its Canadian operating subsidiary, the actuarially-determined accumulated benefit obligation for employee pension benefits exceeds the fair value of the assets invested for the pension benefit plans. Therefore, according to the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", the Company is recording an additional minimum pension liability in the fourth quarter of 2001. As a result, approximately $334.0 million (approximately $213.5 million after tax) will be reflected as a reduction of stockholders' equity and will be included in the line item titled "Other Comprehensive Income".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 4, 2002

ISPAT INTERNATIONAL N.V.

By /s/ Bhikam C. Agarwal
Bhikam C. Agarwal
Chief Financial Officer